

April 8, 2009

Mail Stop 7010

Mr. Gregory A. Frost
Executive Vice President and Chief Financial Officer
Janus Capital Group, Inc.
151 Detroit Street
Denver, CO 80206

> **Re: Janus Capital Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-15253**

Dear Mr. Frost:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments and Strategic Priorities, page 15

1. You briefly discuss in MD&A the global markets and its impact on your assets under management. In future filings, please revise your disclosure regarding how the current market conditions have negatively impacted your business to provide more specific information about your business. For example:

    - Discuss the negative impacts the decline in value of certain investments has had on your consolidated financial statements.

- Disclose the amount by which your management fees will decrease due to the decline in value of assets under management from both redemptions and depreciation.
- Quantify the expected impact of recent market performance on performance-based investment management fees.
- Quantify the amount of future returns you will need to recognize to earn performance-based investment management fees on significant contracts.
- Disclose the extent of any significant decline in assets under management subsequent to the balance sheet date but prior to the filing of your Form 10-K. If you experienced a significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K, please quantify the portion of the decline that was attributable to performance as opposed to redemptions. Please also disclose which investment types were most significantly impacted. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

Investment Management Operations (Continuing Operations), page 16

2. We note your rollfoward of changes in your AUM on page 16. Please revise, future filings, to list the components of AUM by asset type as well as a breakdown of AUM by sectors (such as real estate, banking, consumer products, etc.). A discussion of the nature of each asset type and analysis of the changes in AUM by sector may aid in explaining the performance of your funds to investors. Please provide us with the disclosures you intend to include in future filings.

Other Sources of Liquidity, page 24

3. We note your $350 million credit facility contains restrictive financial covenants which may impact the availability under this line. Although you currently do not have any amounts outstanding under this line, your availability could be impacted by failure to meet your covenants. Please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Include the calculation of the leverage ratio in connection with possible additional principal repayments under your term loan. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Further disclose other terms and provisions, such as cross-default provisions, included in your debt instruments, if any, and the impact these provisions may have on your covenant compliance.

Critical Accounting Policies, page 25

4. Investment management fees are generally calculated as a percentage of the market value of assets under management. Given the significant impact the fair value of the assets under management has on your financial statements, we believe investors should be provided with sufficient information to understand how the fair value of the assets you manage is determined and the impact a change in any material assumptions used could impact future operations. Please tell us and revise future filings to disclose a critical accounting policy for investment management fees and include the following:

    *   who is contractually responsible for determining the fair value for various types of assets,
    *   the fair value methods being used to determine the fair value for various types of assets and significant assumptions underlying each method,
    *   the amount of assets under management and the related investment management fees determined by each of the fair value methods,
    *   significant risks underlying each fair value method,
    *   analysis performed by the company to confirm fair value valuations performed by counterparties,
    *   how recent economic events have affected your ability to determine the fair value of certain assets, as applicable.

Accounting for Intangible Assets and Goodwill, page 25

5. We note that your stock price declined significantly from approximately $30 per share to a low of $4.97 currently. Considering this decline in your stock price and market capitalization over the past three months and the impact of economic events on your assets under management, your current critical accounting policy for goodwill and long lived assets, particularly your disclosure of assessing the recoverability of goodwill and long lived assets, appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of these asset balances. In this regard, your policy only describes the steps that you perform to review your goodwill and long-lived assets for recoverability. Please expand your disclosure to describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on your debt instruments or covenant compliance. For example, the discussion should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting unit under paragraph 30 and 31 of SFAS 142. Further provide a reconciliation between fair value estimates and your actual market

capitalization. Given the current economic conditions and the impact they have had on your stock price, operations and assets under management, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

6. Your current market capitalization is significantly less than total stockholders' equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be overvalued. You discuss your interim impairment test as of December 31, 2008 and state that it did not result in impairment. Given the current market conditions and the impact it has had on your assets under management and operations, please explain to us how you determined these assets are recoverable in the current market environment. Supplementally provide us with copies of your December 31, 2008 impairment tests under SFAS 142 and 144 for goodwill, intangible assets and other long lived assets.

7. Further tell us and clarify in future filings, whether or not an impairment test was performed on your long lived assets under SFAS 144. You disclose that no impairments were recorded but it isn't clear if that is because a test was performed and no impairment was calculated or if it was a result of no test being performed. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. To the extent no test was performed, given the adverse stock price trends, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges. Please revise future filings to clarify these points.

Definitive Proxy Statement for 2009 Annual Meeting

Certain Relationships and Related Transactions, page 11

8. In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K.

Compensation Comparisons to a Peer Group, page 29

9. We note that three members of your peer group are considered in benchmarking pay for all Named Executive Officers except for the CEO position. In future filings, please discuss your reasons for such a decision.

2008 Total Compensation for the Named Executive Officers, page 36

10. In future filings, please provide a concise description of the reasons why the compensation reported in the table on page 36 is different from that set forth in the Summary Compensation Table. Also, ensure that you do not afford this type of disclosure greater prominence than the required tables, including the Summary Compensation Table, and that you clarify that this disclosure is not a substitute for the complete information required by the Commission's rules.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Errol Sanderson, at (202) 551- 3746 or Craig Slivka at (202) 551-3729.

Sincerely,

Terence O'Brien
Accounting Branch Chief